UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-40370

BITFARMS LTD.

(Exact Name of Registrant as Specified in Its Charter)

18 King Street East, Suite 902, Toronto, Ontario, Canada M5C 1C4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 17, 2021, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (SEDAR) a material change report that includes a copy of a press release, a copy of which is attached hereto as Exhibit 99.1, and which is incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Material Change Report dated September 17, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ L. Geoffrey Morphy
	Name:	L. Geoffrey Morphy
	Title:	President

Date: September 17, 2021